

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via E-mail</u>
Kathryn F. Twiddy, Esq.
Chief Legal Officer
MModal Inc.
9009 Carothers Parkway
Franklin, TN 37067

> **Re: MModal Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 18, 2012**
> **File No. 333-180636**

Dear Ms. Twiddy:

        We have reviewed your amended registration statement and have the following comment. References to prior comments are to those in our letter dated May 1, 2012.

<u>General</u>

1.   We note your response to prior comment 1. Please tell us if Mr. Aquilina was a named executive officer when he separated from employment with you on June 30, 2011. Pursuant to Item 5.02(b) of Form 8-K, you must file a report within four days of the date that a named executive officer retires, resigns or is terminated from your company. It appears that the first time you disclosed that Mr. Aquilina had separated from the company was in the Form 8-K filed on August 16, 2011, which was 48 days after the event occurred.

        If you have any questions regarding our comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief - Legal

cc: <u>Via E-mail</u>
        Scott R. Jones, Esq.
        Pepper Hamilton LLP